780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

November 10, 2015

VIA EDGAR

Mr. Jacob Sandoval

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C.  20543

Re:

The Roxbury Funds (the “Trust”)

File Nos. 333-133691 and 811-21897

Dear Mr. Sandoval:

This letter is in response to your oral comments of October 22, 2015 regarding the Trust’s N-CSR for the period ended June 30, 2015.

The Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

1.

Comment:

Please explain why the hypothetical performance line graphs on pages 6 and 11 of the Trust’s N-CSR use a starting investment of $100,000.  The Trust’s prospectus dated November 1, 2014 indicates that the minimum investment for Institutional Shares of the Hood River Small-Cap Growth Fund and the Mar Vista Strategic Growth Fund (the “Funds”) is $25,000.

Response:

Prior to November 1, 2014, the minimum investment for Institutional Shares of the Funds was $100,000.  Effective November 1, 2014, the investment minimum for Institutional Shares was changed to $25,000.  The hypothetical performance line graphs in the Trust’s N-CSR filed on September 30, 2015 inadvertently reflected an initial investment for Institutional Shares of the Funds of $100,000.  In its next annual report on Form N-CSR, the Trust will correct the hypothetical performance line graphs to show an initial investment consistent with the investment minimum for Institutional Shares of the Funds.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Mr. Jacob Sandoval
November 10, 2015

2.

Comment:

The Trust filed its Rule 17g-1fidelity bond on August 7, 2015.  In addition to the Funds, the fidelity bond lists the RQS Mitigation Fund, LLC and the RQS Mitigation Fund II, LLC (the “RQS Funds”) as insured entities under the bond.  Please explain what the RQS Funds are, why they have been included on the Funds’ fidelity bond and whether the premium paid by the Funds would decrease if the RQS Funds were not included on the fidelity bond. Additionally, please confirm there was an equitable allocation of the fidelity bond premium paid by the Funds.

Response:

The RQS Funds were private funds managed by the previous investment adviser to the Funds that have been liquidated.  The Trust was offered fidelity bond coverage that allowed for inclusion of the RQS Funds at no cost.  Accordingly, the premium paid by the Trust would not be lower if the RQS Funds were excluded from the fidelity bond.  The fidelity bond premium was allocated equitably between the Funds on the basis of each Fund’s average net assets.

* * * * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-9561.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Thomas A. Bausch

Thomas A. Bausch

cc:

Brooke Clements

Becky Krulik

Jon R. Foust